SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No._________)*

BioDrain Medical, Inc.

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(Name of Issuer)

Common Stock, $.01 par value

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(Title of Class of Securities)

09071P 109

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(CUSIP Number)

March 12, 2013

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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

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*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09071P 109	13G	Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS Carl I. Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,202,808
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 14,202,808
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,202,808
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.15%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 09071P 109	13G	Page 3 of 5 Pages

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Item 1(a). Name of Issuer:

BioDrain Medical, Inc.

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Item 1(b). Address of Issuer's Principal Executive Offices:

2915 Commers Drive, Suite 900, Eagan, MN 55121

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Item 2(a). Name of Person Filing:

Carl I. Schwartz

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Item 2(b). Address of Principal Business Office, or if none, Residence:

20155 N.E. 38th Court, Unit 3104, Aventura, FL 33180

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Item 2(c). Citizenship:

Mr. Schwartz is a citizen of the United States.

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Item 2(d). Title of Class of Securities:

Common Stock, $.01 par value

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Item 2(e). CUSIP Number:

09071P 109

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Item 3. If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with ' 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

14,202,808 shares of Common Stock, which includes 7,140,904 shares of common stock subject to restrictions under Rule 144 and 7,061,904 warrants to purchase shares of common stock.

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(b) Percent of class:

11.15%

(Based upon 120,303,418 shares of Common Stock outstanding as of 3/20/2013 as reported by the Issuer in its most recently filed report on Form 10-K)

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(c) Number of shares as to which such person has:

The reporting person has voting and dispositive power over all 14,202,808 shares (subject to the restrictions).

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Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to the beneficial owner of more than 5 percent of the class of securities, check the following: 

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Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

N/A

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Item 7. Identification and Classification of the Subsidiary Which Acquired the

Security Being Reported on by the Parent Holding Company or Control

Person.

N/A

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Item 8. Identification and Classification of Members of the Group.

N/A

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Item 9. Notice of Dissolution of Group.

N/A

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Item 10. Certifications.

(a) Not applicable

(b) Not applicable

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2013

By:__ /s/ Carl I. Schwartz______________ Carl I. Schwartz